Exhibit 99.1

Vermilion Energy Inc. Confirms Q3 2026 Release Date and Conference Call Details

CALGARY, AB, Oct. 21, 2026 /CNW/ -- Vermilion Energy Inc. ("Vermilion", "We", "Our", or the "Company") (TSX: VET) (NYSE: VET) will release its 2026 third quarter operating and condensed financial results on Wednesday, November 4, 2026, before the open of North American markets. The unaudited interim financial statements and management discussion and analysis for the three and nine months ended September 30, 2026 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Conference Call and Webcast Details

Vermilion will discuss these results in a conference call and webcast presentation on Wednesday, November 4, 2026, at 8:00 AM ABT (9:00 AM ET). To participate, call 1-888-510-2154 (Canada and US Toll Free) or 1-437-900-0527 (International and Toronto Area). A recording of the conference call will be available for replay by calling 1-888-660-6345 (Canada and US Toll Free) or 1-289-819-1450 (International and Toronto Area) and using conference replay entry code 28147# from November 4, 2026, at 12:00 PM ABT to November 11, 2026, at 12:00 PM ABT.

To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3VrieA5 to receive an instant automated call back. You may also access the webcast at https://app.webinar.net/ELK1NxdN8OD. The webcast link will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations/ under Upcoming Events prior to the conference call. Participants who would like to submit questions ahead of time may do so by emailing investor_relations@vermilionenergy.com.

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration and development of liquids-rich natural gas in Canada and conventional natural gas in Europe while optimizing low-decline oil assets. Our repositioned portfolio is focused on per share value creation, with long-life assets that deliver top decile realized gas prices and enhanced capital allocation optionality.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2026/21/c2638.html

%CIK: 0001293135

For further information: For further information please contact: Dion Hatcher, President & CEO and/or Lars Glemser, Vice President & CFO, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 17:00e 21-OCT-26